United States securities and exchange commission logo





                            February 14, 2023

       Joshua Goldstein
       General Counsel
       Masterworks Vault 1, LLC
       225 Liberty Street, 29th Floor
       New York, New York 10281

                                                        Re: Masterworks Vault
1, LLC
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed February 10,
2023
                                                            File No. 024-12098

       Dear Joshua Goldstein:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 31, 2023 letter.

       Amendment No. 2 to Offering Statement on Form 1-A

       General

   1. We note your revised disclosure in response to comment 2 and reissue in part. Please address whether the
audit reports provided will cover Masterworks Vault 1, LLC in total and each Series.
 Joshua Goldstein
FirstName LastNameJoshua
Masterworks Vault 1, LLC Goldstein
Comapany14,
February  NameMasterworks
            2023          Vault 1, LLC
February
Page 2 14, 2023 Page 2
FirstName LastName
      You may contact Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-
551-4515 or Donald Field at 202-551-3680 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services